Exhibit 99.1

Société Anonyme

RCS Luxembourg B 81267

Notice is hereby given of the

Extraordinary General Meeting

of SES, Société Anonyme, to be held at the Company’s registered office at Château de Betzdorf,

L-6815 Betzdorf (the “Company”), Luxembourg, on

Wednesday 17 June 2026 at 3:00 p.m. CET

AGENDA

1.	Attendance list, quorum and adoption of the agenda

2.	Nomination of a secretary and of two scrutineers

3.

Cancellation of shares purchased in connection with the buy-back programme of 2 November 2023, as amended on 2 May 2024, in accordance therewith and pursuant thereto - Reduction of the share capital in accordance with article 450-5 of the law of 10 August 1915 on commercial companies, as amended, by forty-four million nine hundred ten thousand seven hundred eighty euro (EUR 44,910,780) through the cancellation of thirty-five million nine hundred and twenty-eight thousand six hundred and twenty-four (35,928,624) shares divided into (i) twenty-three million nine hundred and fifty-two thousand four hundred and sixteen (23,952,416) class A shares without indication of a par value and (ii) eleven million nine hundred and seventy-six thousand two hundred and eight (11,976,208) class B shares without indication of a par value, which are held by SES Astra for and on behalf of the Company and which have been purchased in connection with the buy-back programme of 2 November 2023, as amended on 2 May 2024 and subsequent amendment of article 4, paragraph 1 of the articles of association of the Company

4.

Decision to introduce indemnification provisions for the members of the board of directors of the Company and the members of the executive committee of the Company and subsequent addition of new paragraphs (F), (G) and (H) to article 9 of the articles of association of the Company

5.

Decision to grant the board of directors of the Company discretion to determine the date of the annual general meeting of shareholders, provided it is held within six (6) months following the end of the financial year and subsequent amendment of article 19, first paragraph of the articles of association of the Company

6.

Decision to determine the location of the annual general meeting of the shareholders of the Company and of any other general meetings of the shareholders of the Company and subsequent amendment of article 20 of the articles of association of the Company

7.

Decision to amend the convening notice requirements for general meetings of shareholders so as to specify the publication obligations applicable thereto and subsequent amendment of article 21, first paragraph of the articles of association of the Company and addition of a new article 21, second paragraph to the articles of association of the Company

8.	Decision to allow general meetings of shareholders to be held in hybrid mode and subsequent addition of a new article 22, fourth paragraph to the articles of association of the Company

9.

Decision to allow the Company secretary to sign any copy or extract of the minutes of the meetings of the Board and subsequent amendment of article 14, second paragraph of the articles of association of the Company

10.

Decision to determine the documents and items to be approved at the annual general meeting of the shareholders of the Company and subsequent amendment of article 27 of the articles of association of the Company

11.

Decision to introduce disclosure obligations requiring the Company to make specified documents and information available to shareholders in connection with general meetings of shareholders and subsequent amendment of article 29 of the articles of association of the Company

12.

Decision to determine the matters on which the auditor is called to report on at the annual general meeting of the shareholders of the Company and subsequent amendment of article 30 of the articles of association of the Company

13.	Miscellaneous

The board of directors of the Company recommends that you vote FOR agenda items 1-12 of the extraordinary general meeting of shareholders set forth above.

Attendance

The right of a shareholder to attend the Extraordinary General Meeting (“EGM”) and to participate in the vote will be determined at midnight (CET) on the fourteenth day preceding the EGM, i.e. 3 June 2026 (the “Registration Date”). If a Fiduciary Depositary Receipts (“FDR”) holder wishes to attend the meeting he has to be recorded as a shareholder in the share register of the Company prior to the Registration Date. Anyone not being a shareholder on the Registration Date may not attend or vote at the EGM.

Withdrawal of FDRs and Conversion into A-shares

An FDR holder who wants to convert FDRs into A-shares has to request this conversion in accordance with conditions 12 and 16 of the Terms and Conditions of the Amended and Restated Fiduciary Deposit Agreement dated 26 September 2001. This document is available at the Banque et Caisse d’Épargne de l’État, Luxembourg. No charge for conversion will be requested for natural persons who are not yet shareholders of category A and who proceed to a conversion of a maximum of 10,000 FDRs into A-shares, allowing them to participate in the EGM of 17 June 2026.

The latest date for withdrawing FDRs and converting into A-shares for attendance at the EGM is 3 June 2026 at 4:30 p.m. CET. Shareholders who have converted their FDRs into A-shares prior to that date will receive a copy of the EGM documents and details required to attend the EGM. Please feel free to contact Banque et Caisse d’Épargne de l’État, Luxembourg, for further queries in this respect, at the following address: securitisation.irm@spuerkeess.lu.

Voting instructions

The FDR holder is entitled, subject to any applicable provisions (e.g. Luxembourg law, articles of association, shareholders’ thresholds and concession agreement) to instruct the Fiduciary via his bank as to the exercise of the voting rights by means of a voting certificate available on request at the bank where the FDRs are held.

In order for the voting instructions to be valid, the voting certificate form must be completed and duly signed by the FDR holder or, as the case may be, the beneficial owner. Please feel free to contact Banque et Caisse d’Épargne de l’État, Luxembourg, for further queries in this respect at the following address: securitisation.irm@spuerkeess.lu.

Upon receipt of the voting certificate on or before the date determined by the Fiduciary (being at the latest 15 June 2026 at 3:00 p.m. CET) with such certification and evidence as requested by the Fiduciary or by the Company, the Fiduciary shall transmit to the Company the relevant certifications and supporting evidence and the Company shall verify whether the relevant holders of FDRs or the beneficial owners thereof would qualify as an A-shareholder of the Company if in lieu of FDRs they would hold the corresponding number of A-shares.

If within eight Luxembourg business days from the receipt of such certification and supporting evidence, the Company has not notified the Fiduciary of its rejection of the request of a holder to exercise its voting rights pertaining to the A-shares underlying its FDRs, the Company shall be deemed to have accepted the relevant voting request.

After receipt of the written approval of the voting request by the Company, the Fiduciary shall vote or cause to be voted in accordance with the instructions set forth in such requests. The Fiduciary may designate and appoint authorized representatives to attend the meeting and vote on behalf of the FDR holders.

The voting instructions are deemed to be irrevocable and definitive 48 hours prior to the time for which the meeting has been convened, i.e. at the latest on 15 June 2026 at 3:00 p.m. CET. If the Fiduciary has not received voting instructions from the FDR holder, the Fiduciary shall be deemed to have been instructed to vote in the manner proposed by the Board of Directors in the relevant meeting.

There will be no vote under item 13. Miscellaneous.

Amendments to the Agenda

One or more shareholders owning together at least 5% of the share capital of SES have the right to add items to the agenda of the EGM and may deposit draft resolutions regarding items listed on the agenda or proposed to be added to the agenda. This request will need to be received at the latest the twenty-second day preceding the EGM, i.e. 26 May 2026, and made in writing via post (SES, Attn. Ms Sarah Gavin, Château de Betzdorf, L-6815 Betzdorf, Luxembourg) or email (shareholders@ses.com) and will need to include a justification or draft resolution to be adopted at the EGM. The written request will need to include a contact address (post or email) to which the Company can confirm receipt within 48 hours from the receipt of the request.

At the latest fifteen days preceding the EGM, i.e. 2 June 2026, the Company will then publish a revised agenda.

Documents made available by SES

Documents made available by the Company (including the draft resolutions proposed to be adopted at the EGM) for the purpose of this meeting may be inspected during normal working hours by the FDR holders at the offices of the Fiduciary, Banque et Caisse d’Épargne de l’État, Luxembourg, Issuer Services/IRM, 16 rue Zithe, L-2954 Luxembourg, or alternatively at the offices of the Listing Agents, BGL BNP Paribas S.A., 50 avenue J.F. Kennedy, L-2951 Luxembourg, and Société Générale, GSSI/GIS/CMO/AGL, 32 rue du Champ de Tir, F-44312 Nantes Cedex 3, France, and are available on the following websites: www.ses.com and www.spuerkeess.lu/SES.

Please feel free to contact SES for further queries in this respect at the following address: shareholders@ses.com.